United States
                             Securities and Exchange Commission
                                   Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                    (Amendment No. 9)


                        John Hancock Patriot Premium Dividend Fund I
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                        41013Q-10-1
                                       (CUSIP Number)



                                   The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                      October 10, 2003
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:        [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 9
                                            OCTOBER 20, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             3,160,367
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        3,160,367
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,160,367

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           21.0%

14.      TYPE OF REPORTING PERSON
           [HC]

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 9
                                            OCTOBER 20, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Premium Dividend Fund I (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02119-7603.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 15,081,484 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 21.0% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,160,367 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 21.0% of the outstanding Shares.

                                                Shares            Cost

   The Commerce Insurance Company             3,160,367        $28,207,442

CUSIP No.: 41013Q-10-1                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT NO. 9
                                            OCTOBER 20, 2003


     (c) During the period from September 12, 2003 through October 10, 2003, the Reporting Person has effected the following sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to September 12, 2003 were reported on previous Schedule 13 D filings

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A  Item 5(c) Information



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 20, 2003                           THE COMMERCE GROUP INC.




                                          /s/ Gerald Fels
                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                                        ANNEX  A
                                                Item 5 (c) - Information

PDF - JOHN HANCOCK PATRIOT PREMIUM DIVIDEND FUND I           41013Q-10-1

FROM   09/12/03 - 10/10/03

COMMERCE INSURANCE COMPANY
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
09/12/03           09/17/03           6,933            $8.9200          $   61,562.14
09/12/03           09/17/03           3,567             8.9200              31,673.47
09/17/03           09/22/03           4,667             9.0747              42,162.95
09/17/03           09/22/03           7,133             9.0747              64,441.49
09/18/03           09/23/03           7,900             9.0589              71,245.96
09/22/03           09/25/03           5,800             9.0400              52,197.54
09/23/03           09/26/03           1,500             9.0067              13,449.41
10/01/03           10/06/03          16,300             9.1987             149,279.79
10/02/03           10/07/03          15,000             9.1901             137,245.05
10/03/03           10/08/03           5,800             9.0903              52,489.27
10/06/03           10/09/03          12,100             9.0800             109,439.36
10/07/03           10/10/03          37,800             9.1527             344,632.87
10/09/03           10/15/03           2,800             9.1754              25,591.92
10/10/03           10/16/03          48,400             9.0517             436,387.78

COMMERCE SALE TOTALS                175,700                             $1,591,799.00